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March 18, 2015

BY EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Amy Miller

Re:	PIMCO Dynamic Credit Income Fund (“PCI” or the “Fund”)
Preliminary Proxy Statement on Schedule 14A Filed March 6, 2015 (the “Proxy Statement”), by Ironsides Partners Opportunity Master Fund L.P. et al.
File No. 811-22758

Dear Ms. Miller:

We acknowledge the verbal comments received on Friday, March 13, 2015 from you on behalf of the Staff, with regard to the above-referenced matter (the “Comments”).  We have discussed the Comments with Ironsides Partners Opportunity Master Fund L.P. (“Ironsides Opportunity Fund”), together with the other participants in Ironsides Opportunity Fund’s proxy solicitation in connection with the 2015 annual meeting of PCI (collectively, the “Group”) and provide the following supplemental response on the Group’s behalf.

1.
Your comment regarding Ironsides Opportunity Fund’s responsibility to comply with the requirements of Rule 14a-6(b) and (c) with respect to any correspondence sent by Ironsides Opportunity Fund to shareholders of PCI.

Ironsides Opportunity Fund confirms its obligation to comply with the requirements of Rule 14A-6(b) and (c).

2.
Your comment regarding whether it is appropriate to compare the Fund with the performance of the aggregate bond market as measured by the iShare Core U.S. Aggregate Bond ETF on page 5 of the Proxy Statement.

While we do not believe that the comparison is misleading, we have revised the comparison to instead compare the Fund with the aggregate bond market as measured by the Barclays US Aggregate Total Return bond index (ticker: LBSUTRUU).

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 18, 2015

3.	Your comment concerning chronology of the events with respect to the resignation of Bill Gross on page 5 of the Proxy Statement.

The Proxy Statement has been revised in response to your comment to more accurately describe the chronology of events with respect to PCI’s change in investment manager and the resignation of Bill Gross.

4.	Your comment regarding the information regarding the Fund’s independent nominees on page 5 of the Proxy Statement.

The Proxy Statement has been revised in response to your comment.

5.	Your comment regarding the impact of abstentions and broker non-votes with respect to the election of trustees on page A-2 of the Proxy Statement.

The Proxy Statement has been revised in accordance with your comment.

As requested by the Staff, we are providing the following acknowledgements:

•	Each member of the Group is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the members of the Group may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

/s/ Adam W. Finerman

Adam W. Finerman

cc:	Robert C. Knapp